Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Catalyst announces permanent closure of Elk Falls mill

     RICHMOND, BC, July 6 /CNW/ - Catalyst Paper (TSX:CTL) announced today that it is permanently closing its Elk Falls paper mill near Campbell River,
British Columbia in September. This facility has been indefinitely curtailed since February 2009.
     "Today's news is a disappointing outcome for mill employees and families, for the community, and for our business," said Catalyst President and CEO
Kevin J. Clarke. "The steep decline in commodity paper markets, coupled with uncompetitive labour and tax costs were contributing factors that could not be overcome."
     "Adaptation has always been the key to survival," Clarke noted, "and the uncertainty regarding the future of this mill was detrimental to all our operations and had to come to an end. With this difficult decision behind us, we can now focus our sales and marketing strategies and production planning around mills that still have the potential to operate competitively which is a better basis to future-focus our business overall."
     In a related decision, Catalyst also announced the permanent closure of its paper recycling operation in Coquitlam, British Columbia. The facility, which supplied the company's Crofton mill, was indefinitely idled in February due to reduced recycled pulp requirements, combined with higher cost and constrained availability of quality recovered paper. All employees were laid off at the time.
     The associated asset impairment charge, including severance costs, is estimated at $302 million and will be reflected in the company's second quarter results. Only a small number of employees will continue to be required to manage and decommission the facility resulting in approximately 100 Elk
Falls employees being immediately impacted by the permanent closure.
     The Elk Falls mill began operation in 1952, and at its peak, produced
784,000 tonnes of pulp, paper and kraft paper annually.
     Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.0 million tonnes. The company is headquartered in
Richmond, British Columbia, Canada and its common shares trade on the Toronto
Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social
Index(R) and is also ranked by Corporate Knights as one of the 50 Best
Corporate Citizens in Canada.

     Forward-Looking Statements

     Certain matters set forth in this news release, including statements with respect to severance costs and asset impairment charges related to the shutdown of the Elk Falls paper mill, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions and courses of action, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and uncertainties" in the management's discussion and analysis contained in Catalyst's first quarter 2010 interim report available at www.sedar.com.

     %CIK: 0001144906

     /For further information: Lyn Brown, Vice-President, Corporate Relations,
604-247-4713/
     (CTL.)

CO:  Catalyst Paper Corporation

CNW 17:50e 06-JUL-10